Sungold Subsidiary Racing Unified Network (R.U.N.) Announces Launch of Advertising Division with Four Agreements in Place-

TORONTO, ON: JUNE 22, 2006-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)

Sungold’s wholly owned subsidiary, Racing Unified Network (R.U.N.) Inc. is pleased to announce the launch of its print and web based media advertising division as the company has executed agreements with four major horse industry publications and their respective internet properties. Through R.U.N., Sungold will collect a commission for all of the advertising sold to national advertisers on behalf of these publications and their web sites, thereby serving to become Sungold’s first potential revenue stream.

Currently the company has signed agreements with The HorsePlayer Magazine, a popular California-based Thoroughbred publication; with HorseLife Magazine, the official publication of Equine Canada; with The Racing Journal, which covers Thoroughbred and Quarter Horse racing in Western Canada and the United States; and with Washington Thoroughbred Magazine, the official publication of the Washington Thoroughbred Breeders Association who have been publishing consecutively since 1946. Between the print versions of the four magazines announced today and their monthly hits on their web sites, we can offer advertisers a growing market reach of over 1,350,000 combined readers or web surfers in certain months.

Additionally, the company has contracts pending with two leading North American harness racing publications and with a well-read Thoroughbred newspaper and is expecting to have these agreements signed in the near future.

Larry Simpson, President and CEO of Racing Unified Network stated, “These are very exciting times for the company as we align ourselves with a number of the premier horse racing and equine industry publications in the world. Historically, these magazines have had difficulty in attracting national advertisers, perhaps because of their individual circulations. With the aggregation created by Racing Unified Network’s media program, advertisers will be more interested, as collectively these publications can boast a larger circulation and a target audience.”

“Most importantly,” Mr. Simpson added, “as we introduce new advertisers to these publications, we will be establishing the contacts needed for marketing our own between-race video ads that will cycle between our Horsepower® World Pool races. We can offer a unique service by ‘bundling’ print advertising, flash ads for web sites and eventually video stream ads for our own Horsepower® World Pool product. Horseracing and other equine disciplines is a very affluent and attractive market for advertisers.

Obviously this arrangement is a beneficial situation for everyone involved”, adds Mr. Simpson, “and I think you should expect to see more publications signing up in the not too distant future as word of this program spreads. Also with this type of sales concept we are not restricted to just horse and horseracing publications. Eventually we intend to ‘bundle’ some other sports and leisure publications into the mix as well.”

Concurrently, Sungold International Holdings Corp. would again like to mention that it had officially relocated its Head Office to Toronto in February, and all communications should be directed to the Toronto Head Office address, 940 The East Mall, Suite 300, Toronto, ON M9B 6J7.

About Sungold International Holdings Corp.:

Sungold is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network, (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For more information please contact:

McDerMedia, Inc., Public Relations
1-888-SUN-INTL
pr@sungoldintl.com

Cynthia DeMonte
DeMonte Associates
The Kaufman Astoria Studios
Astoria, NY 10022
718-706-5005
cdemonte@aol.com